Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

October 2022

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated October 27, 2022, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: October 27, 2022	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

The Hague – October 27, 2022

Aegon to combine its Dutch operations with a.s.r.

Agreement marks pivotal step towards Aegon’s ambition to build leaders in chosen markets

•	Combination creates a leader in the Dutch pension, life, and non-life insurance markets

•	Clear and compelling strategic and financial rationale, with significant synergies and long-term benefits for customers, business partners, employees, and shareholders

•	Aegon to receive a 29.99% strategic shareholding1) in a.s.r. with associated governance rights and EUR 2.5 billion in cash proceeds

•	Transaction enables Aegon to accelerate its strategy of releasing capital from mature businesses and to become a leader in markets where Aegon is well positioned for growth

•	Intention to use cash proceeds to return EUR 1.5 billion capital to shareholders and reduce leverage by up to EUR 700 million consistent with disciplined capital management approach

•	Progress on its transformation allows Aegon to increase its 2023 dividend per share target from around EUR 0.25 to around EUR 0.30

Aegon announces today it has reached an agreement with a.s.r. to combine its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r. The combination will create a leading Dutch insurance company. This step enables Aegon to accelerate its strategy and represents a major step in its ambition to become a leader in its chosen markets. Aegon will receive EUR 2.5 billion in gross cash proceeds, and a 29.99% strategic stake in a.s.r., with associated governance rights. Aegon’s Dutch asset management activities will remain part of Aegon’s global asset manager. Aegon will enter into a long-term asset management agreement with a.s.r. to manage parts of the combination’s general account investments, the investments of the Premium Pension Institution (PPI) offering of Aegon Cappital, and a.s.r.’s mortgage funds.

“Today’s announcement marks a major milestone in the history of our company and in our long-term ambition to create leaders in our chosen markets”, said Lard Friese, CEO of Aegon. “Both Aegon and a.s.r. are deeply rooted in Dutch society and share a long and rich history. Thanks to the hard work and dedication of our employees, Aegon the Netherlands has been able to improve its performance in recent years. We’re now building on that success by creating a Dutch insurance leader. I’m convinced that the combination of our companies is in the best long-term interest of all stakeholders and Dutch society at large. Customers of both companies will benefit from a more diversified product offering and strong distribution.

“This transaction provides a unique opportunity to accelerate both the return of capital to shareholders and our strategy of investing in markets where we are well positioned for growth. Our priority continues to be to further improve our operational performance and grow profitably. The increased focus and resources resulting from this transaction, will place us in a better position for the future growth of the company.”

Jos Baeten, CEO of a.s.r. said: “I am pleased to announce today that a.s.r. and Aegon the Netherlands, two renowned Dutch companies, deeply rooted in Dutch society, will create a leader in Dutch insurance. Together we will form a sustainable, leading insurer and strengthen our market position as the number two insurer in the market. Given the joined strength of both companies, the company will provide a good home for all Aegon the Netherlands employees, customers, and relations. As employees of a.s.r., we will work with the new colleagues on the future of this combination. The starting point will be, one company, one culture, by leveraging the best of both organizations. We look forward to welcoming all employees, customers, and relations of Aegon the Netherlands in the near future.”

[1]

Value of 29.99% stake is EUR 2.4 billion based on the closing price of a.s.r.’s shares on October 26, 2022 and 57 million shares to be received by Aegon upon closing of the transaction before any potential equity offering by a.s.r. as part of the funding of the transaction.

The Hague – October 27, 2022

Compelling strategic rationale

Combining the two companies will result in a strong well-diversified Dutch insurance company that will be able to deliver a broad range of attractive products and services and generate attractive shareholder returns.

The combined group will:

•

have a leading position in the Dutch pension market. This will lead to more attractive value propositions to customers as the company is well placed to capture opportunities from the upcoming pension reform;

•	become the market leader in disability insurance and the number three player in property and casualty insurance, facilitating a more competitive product offering;

•	have enhanced scale in the origination and servicing of Dutch mortgages, creating the opportunity for more streamlined and improved operations;

•	have stronger distribution activities by combining Aegon’s and a.s.r.’s expertise, resources, and platforms in this area; and

•	deliver significant synergies through the integration of the closed individual life portfolios of the two companies into one platform.

The combination will be well positioned to further extend its role in the Dutch insurance market in the field of sustainability and ESG and contribute to finding solutions to the main challenges society faces that have a clear relationship with the core activities of the new combination.

Combining the two companies is expected to lead to substantial cost synergies and diversification benefits. Aegon will benefit from a.s.r.’s improved operating capital generation and capital synergies through its 29.99% stake in the company. Aegon will bring to a.s.r. significant risk management capabilities and accelerate the implementation of a Partial Internal Model for the calculation of the Solvency II required capital of the combination.

Leveraging Aegon Asset Management’s capabilities

Aegon has agreed an exclusive long-term partnership with a.s.r. to manage the illiquid investments that are part of the general account of the combined businesses. In addition, it will continue to be the asset manager for the investments of Aegon Cappital’s PPI proposition and will take over the management of a.s.r.’s mortgage funds. Through these steps, Aegon Asset Management will further strengthen its position as a provider in the Dutch market of fiduciary services, retirement multi-assets & solutions, fixed income, including alternative fixed income investments and responsible investing.

Governance of combination

Aegon N.V. will be a 29.99% strategic, supportive shareholder in a.s.r., allowing Aegon to participate in the financial benefits that the combination will bring. Furthermore, Aegon will have the right to nominate two candidates for the a.s.r. Supervisory Board. Lard Friese, CEO of Aegon N.V will be nominated as a non-independent member, and Danielle Jansen Heijtmajer, Chair of the Supervisory Board of Aegon the Netherlands, will be nominated as an independent member of the Supervisory Board of a.s.r.. The non-independent member has an affirmative vote within a.s.r.’s Supervisory Board on certain topics, in line with the size of Aegon’s shareholding.

Integration and organization of companies

The activities of a.s.r. and Aegon the Netherlands will be integrated after closing of the transaction to maximize the potential of the two businesses and fully benefit from their combined reach, scale, and resources. The integration is expected to impact employees in both companies. The integration will be largely completed within three years, and the intention is to minimize the number of redundancies through natural attrition and by helping people to the greatest extent possible to find jobs either inside or outside of the combination. The process will be executed in a fair, diligent, and open way, respecting the talents and strengths of people in both organizations. Employees of the combination will benefit from the sharing of best practices and greater long-term career opportunities within a larger, more diversified Dutch company.

The a.s.r. brand will be the leading brand of the combination. The Aegon brand will remain in use in the pension and mortgage markets for three years after closing of the transaction. There will be no change for the brands of Aegon’s other entities, including TKP, Knab, Robidus and Nedasco.

The Hague – October 27, 2022

Accelerating transformation

The transaction represents a major step in the transformation of Aegon, building on the successful execution of the strategy outlined at the Capital Markets Day of December 2020 to create leaders in chosen markets. The transaction forms a leader in the Dutch insurance market and enables Aegon to increase its focus on creating advantaged businesses in chosen markets outside the Netherlands.

In the US, Aegon will build upon Transamerica’s leading positions in both individual life insurance solutions and the workplace pension business, investing capital to profitably grow its market share in selected product lines. Additionally, Transamerica will continue to take management actions designed to further improve the risk-return profile of the business. In the UK, Aegon’s ambition is to continue to profitably grow both the Retail and Workplace channels of its leading platform business by improving its customer propositions, service capabilities and digital experience for advisors, employers, and customers. The transaction allows Aegon Asset Management to strengthen its position in retirement-related investment solutions, alternative fixed income investments and responsible investing, and to build leadership in these areas. In its growth markets, Aegon will continue to look to invest capital in value-added growth opportunities. More details will be shared on the plans to profitably grow the strategic businesses in Aegon’s core markets, its growth markets, and its global asset manager at a Capital Markets Day in the second quarter of 2023.

Use of proceeds and financial implications

Aegon anticipates that it will return EUR 1.5 billion of the cash proceeds to shareholders, barring unforeseen circumstances, to offset the dilutive effect of the transaction on free cash flow per share. Furthermore, the company intends to reduce its gross financial leverage by up to EUR 700 million.

A priority for Aegon moving forward is to drive sustainable, profitable growth for Transamerica and to execute upon additional in-force management actions designed to improve the risk-return profile of the business. It is anticipated that this will require funding and therefore Aegon expects to maintain its Cash Capital at the Holding above the middle of the operating range of EUR 0.5 billion to EUR 1.5 billion in the near term. Surplus Cash Capital at the Holding above the operating range will be subject to continued disciplined capital management, whereby capital that is not used for value-added growth opportunities will be returned to shareholders over time.

Update on financial targets; increase in dividend per share

On completion of the transaction, Aegon will replace its full ownership of the cash flow and profits of its Dutch businesses with its 29.99% strategic stake in a.s.r.. In the near term, this is expected to translate into lower free cash flow, improving over time as synergies emerge from the combination. On completion of the capital return to shareholders and realization of the synergies, Aegon anticipates that its free cash flow on a per share basis will be higher than pre-transaction levels.

The progress that Aegon has made on its transformation allows the company to increase its pay-out ratio and rebase the targeted dividend per share over 2023 from the current level of around 25 eurocents to around 30 eurocents.

All other financial targets will be updated in due course.

The transaction is expected to reduce IFRS shareholders’ equity by EUR 3.3 billion based on the balance sheet position on June 30, 2022. This includes the impact from the settlement of a tax position at closing of the transaction, which is not anticipated to have a material impact on Aegon’s Cash Capital at the Holding.

Group supervision implications

Aegon will engage with its college of supervisors on the implications for group supervision upon closing of the intended transaction. Regardless of the outcome, Aegon intends to maintain its head office in the Netherlands. Its shares will remain listed on Euronext in Amsterdam and the New York Stock Exchange.

Indicative timelines

The closing of the transaction is subject to customary conditions, including regulatory and antitrust approvals, shareholder approvals, and the completion of the works council consultation processes of both Aegon and a.s.r..

The Hague – October 27, 2022

Aegon will convene an Extraordinary General Meeting of Shareholders (EGM) and request approval for the proposed combination between Aegon the Netherlands and a.s.r.. The EGM is expected to be held on January 18, 2023. The Board of the Association Aegon has been informed of Aegon’s ambition to accelerate its strategy and the proposed combination with a.s.r.. The Board is supportive and will seek the approval from its members for its support.

Based on the required steps, and necessary approvals, the transaction is expected to close in the second half of 2023.

About Aegon

Aegon is an integrated, diversified, international financial services group. The company offers investment, protection, and retirement solutions, with a strategic focus on three core markets (the United States, the United Kingdom, and the Netherlands), three growth markets (Spain & Portugal, Brazil, and China), and one global asset manager. Aegon’s purpose of Helping people live their best lives runs through all its activities. As a leading global investor and employer, the company seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity. Aegon is headquartered in The Hague, the Netherlands, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

About a.s.r.

a.s.r. Nederland N.V. ranks among the top 3 insurers in the Netherlands. a.s.r. offers products and services in the fields of insurance, pensions and mortgages for consumers, self-employed persons, and employers. In addition, a.s.r. is active as an asset manager for third parties. a.s.r. is listed on Euronext Amsterdam and included in the AMX Index. For further information please visit www.asrnl.com.

The Hague – October 27, 2022

Additional information

Conference call analysts and investors

Today, at 10:00 a.m. CET, Aegon’s management will host a conference call for analysts and investors. The conference call and Q&A can be followed via a live audio webcast on aegon.com. A replay will be available as soon as possible after the conference call on aegon.com.

To join the conference call, you will need to register via the following registration link. Directly after registration you will receive an email with the call details and a personal pin to enter the conference call.

Call details
NL:	+ 31 20 795 2755
UK:	+ 44 20 8610 3526
US:	+ 1 646 307 1951
Passcode: you will receive a personal pin upon registration

Joint digital press conference

Today at 08:00 hrs. CET, Lard Friese, CEO of Aegon N.V., and Jos Baeten, CEO van a.s.r. will host a joint digital press conference. Please, follow this link to join the press conference.

Contacts
Media relations	Investor relations
Carolien van der Giessen	Jan Willem Weidema
+31 (0)6 11 95 33 67	+31(0) 70 344 8028
carolien.vandergiessen@aegon.com	janwillem.weidema@aegon.com

The Hague – October 27, 2022

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•

Unexpected delays, difficulties, and expenses in executing against our environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, safety and health laws;

•	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Customer responsiveness to both new products and distribution channels;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

•

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
•

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

•

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.